BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03007237

03 MAR 10 AM 7:21

SUPPL

04.03.2003

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Dear Sirs,

Please find attached the announcement of the Final Results for the Financial Year 2002 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

B. Gabriel
Beate Gabriel
(Finance)

Encls.

dlw 3/11

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

MEDIA CONTACT:
U.S.A. Lisa Beachy, Tel. +1 978 698 1124
Europe Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
Andrew Schmitt, Tel. +49 9132 81 2612
Dieter Bock, Tel. +49 9132 81 2261

Financial Results for the 4th Quarter and Financial Year 2002

Herzogenaurach, Germany, February 28, 2003 – PUMA AG herewith announces its consolidated financial results for the 4th Quarter and Financial Year 2002.

Financial Performance 4th Quarter

- **Strong growth continues, consolidated sales up 46.5%**
- **Gross profit margin at 44.3%**
- **EBT at €19 million, an increase of 78.5%**
- **Earnings per share €0.78**

Financial Performance for Full Year 2002

- **Worldwide brand sales increase 36.4%**
- **Consolidated sales grow 52.1%**
- **Gross profit margin reaches 43.6% at high level**
- **EBT more than double from €57 million to €124 million**
- **Earnings per share jump from €2.58 to €5.44**

Outlook

- **Future orders reach a record level of €531 million**
- **Sales increase of more than 20% expected for 2003**

Course of Success Continued in 2002

In financial year 2002, PUMA continued its profitable course and set new milestones. Phase III of PUMA's long-term corporate development plan started with extraordinary sales and earnings growth. Consolidated sales rose by 52% in 2002. A further improvement in the gross profit margin and a decline in costs relative to sales resulted in earnings before taxes (EBT) more than doubling. Earnings per share reached a new record high of € 5.44. During the past year the company's share price increased by 91%. Including sales generated by licensees, PUMA's brand sales totaled €1.4 billion.

Income Statement Review

Strong growth continues

PUMA's strong sales growth continued during Q4. Consolidated sales increased by 46.5% (currency-adjusted by 54%) from €122.3 million to €179.1 million. During fiscal year 2002 sales were up by 52.1%, growing from €598.1 million to €909.8 million. Without currency fluctuations, sales were up 54.8%. Thus PUMA, once again, achieved another sales record.

Footwear sales grew by 54.9% to €110.2 million in Q4 and by 59.6% to €613.0 million in FY 2002 versus €384.1 million in the previous year. Growth in apparel sped up in Q4 and sales increased by 51.1% to €58.5, or by 40.7% to €238.4 million for the full year. In the forth quarter sales of accessories were €2 million below last years level, while sales on an annualized basis grew by 30.9% totaling €58.3 million versus €44.5 million.

The strategic expansion of the company-owned retail business continued in 2002. Sales increased by 107.3%, from €36.0 million to €74.6 million. Retail sales accounted for 8.2% (6.0%) of consolidated sales.


Consolidated Net Sales (€ million)
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
2001
2002

Worldwide PUMA's brand sales, which consist of consolidated and licensed sales, saw a significant improvement and increased by 36.4%, from €1,011.7 million to € 1,380.0 million. Currency-adjusted, worldwide branded sales increased by 40.1% to €1.4 billion. Footwear sales improved by 44.8% to €812.3 million, apparel by 20.9% to €460.1 million and accessories by 53.2% to €107.6 million.

Gross profit margin reaches record level

PUMA's gross profit margin saw yet another significant improvement compared to the previous year and achieved a new record level. The margin in Q4 reached 44.3% versus 44.2% last year and improved by 170 basis points from 41.9% to 43.6% in FY2002. The footwear margin jumped from 42.2% to 44.3%, apparel improved from 41.2% to 41.7% and accessories reached 44.8% compared to 41.7% in 2001.


Gross Profit Margin (in %)
45%
40%
35%
Q1
Q2
Q3
Q4
2001
2002

Increase in royalty and commission income
Income from royalties and commissions saw a 20.3% increase to €14.1 million in Q4, and 20.5% rise to €44.9 million for the full year. This improvement was largely due to an increase in royalty income from Asia, which was positively influenced by the Football World Cup.

Reduction in expenses as a percentage of sales stronger than expected
Selling, general and administrative expenses developed slower than sales. In the 4th quarter 40% of sales were spent on SG&A compared with 42.8% in the previous year. Total SG&A for the year was significantly reduced by 350 basis points from 36.9% to 33.4% of sales. Thus, expenses were clearly below the originally expected 35%-mark.

Investments in marketing and retail totaled €125.1 million or 13.8% of sales compared to €86.9 million or 14.5% in the previous year. This represents an increase of brand-building investments of €38.2 million or 43.9% over the previous year. Expenses for product development and design rose by 22%, from €19.9 million to €24.2 million. Measured as a percentage of sales, expenses declined from 3.3% to 2.7%. Other selling, general and administrative expenses were reduced from 19% to 17% of sales.

Depreciation and amortization at 1.4%
Depreciation and amortization increased by 49.5% to €12.5 million, largely as a result of the expansion of the retail business and the investments involved. Depreciation and amortization remained unchanged from the previous year at 1.4%.

New EBIT Record
The operating result (EBIT) increased by 72.1% to €18.1 million in Q4. For the second consecutive year EBIT more than doubled, increasing by 111.8% to € 125.0 million. This represents a new record and lies well above the €59.0 million achieved in the previous year. The significant improvement is attributed to strong sales growth and a higher gross profit margin as well as a decrease in expenses. The EBIT margin improved considerably from 9.9% of sales to 13.7%.

Strong increase in EBT
Earnings before tax (EBT) increased by 78.5% to €18.6 million in Q4, or by 116.6% to €124.4 million in FY2002. Expectations that had been raised several times during the year were, once again, exceeded. In 2002, PUMA's gross return on sales was 13.7% in comparison to 9.6% in 2001.


EBT (€ million)
50
40
30
20
10
0
Q1
Q2
Q3
Q4
2001
2002

Tax rate at 32%
Taxes increased from €17.3 million to €39.8 million. This computes to a tax rate of 32% compared to 30.1% in the previous year.

Profit increase of 114% exceeds expectations
Consolidated net income rose from €10.6 million to €12.5 million in Q4 and by 113.8% from €39.7 million to €84.9 million in FY2002. The net yield was 9.3% of sales compared to 6.6% in the previous year. Earnings per share reached €0.78 versus €0.69 in the 4th quarter. With an increase from €2.58 to €5.44 in earnings per share, this figure more than doubled in 2002 (+110.8%.) Diluted earnings per share amounted to €5.34 versus €2.58 in the previous year.



Earnings per Share (in €)
2,4
1,8
1,2
0,6
0
Q1
Q2
Q3
Q4
2001
2002

Dividend
The Board of Management will propose a dividend of €0.55 per share (previous year: €0.30 per share) at the Annual Shareholder's Meeting on April 16, 2003. This represents a dividend distribution totaling €8.7 million or 10.3% of net earnings.

Balance Sheet Review

Equity ratio improves despite higher balance sheet total
The balance sheet total increased by €130.5 million or 33% to €525.8 million in 2002. A significant part of the higher balance sheet total is the direct result in the rise of the cash position as well as a growth related increase in inventories and receivables. Equity improved by 42.7%, from €176.7 million to €252.2 million. Despite the higher balance sheet total, the equity ratio improved from 44.7% to 48%.

PUMA's cash position rose from €35.3 million to €113.6 million. At the same time bank liabilities of €43.1 million were reduced to €19.3 million. This development reflects an extraordinarily positive cash flow. PUMA's net cash position increased by €102.1 million.

Inventories increased by 16.2% from €144.5 million to €167.9 million. Trade and other receivables rose by 13.1%, to €136.0 million. Trade receivables grew by 14.3%, significantly below the sales increase of 46.5% in the last quarter.

Regional Highlights

European sales exceed expectations.
Sales increased in Q4 by 56.4% to €120.2 million and reached a growth rate of 58.7% for the year. Full year sales for Europe were €634.5 million compared with €399.8 million in the previous year. All markets contributed to this growth. Segmented by product category the breakdown is as follows: Footwear increased by a total of 73.4%, apparel by 34.9%, and accessories by 32.7%. Comprising 69.7% of the company's consolidated sales, Europe is the largest region.

Strong growth in the Americas
In the Americas strong growth continued despite an overall difficult environment. Consolidated sales increased by 45% to €42.9 million. Currency adjusted, the growth rate jumped to almost 67%. For the full year sales in the Americas increased by 46.8% to €208.7 million.

Brand Sales	Jan. 1, - Dec. 31 2002						+/- in %		
	Worldwide		Licensee		PUMA Group		World-wide	Licen-see	PUMA Group
	€ Mio.	%	€ Mio.	%	€ Mio.	%			
- by regions									
Europe	706,6	51,2%	72,1	15,3%	634,5	69,7%	52,6%	14,2%	58,7%
America	242,4	17,6%	33,7	7,2%	208,7	22,9%	43,0%	23,4%	46,8%
Asia/Pacific Rim	408,9	29,6%	361,5	76,9%	47,4	5,2%	12,2%	13,2%	4,7%
Africa/Middle East	22,2	1,6%	2,9	0,6%	19,2	2,1%	49,5%	-25,9%	77,0%
Total	1.380,0	100,0%	470,2	100,0%	909,8	100,0%	36,4%	13,7%	52,1%
- by segments									
Footwear	812,3	58,9%	199,2	42,4%	613,0	67,4%	44,8%	12,7%	59,6%
Apparel	460,1	33,3%	221,6	47,1%	238,4	26,2%	20,9%	5,0%	40,7%
Accessories	107,6	7,8%	49,3	10,5%	58,3	6,4%	53,2%	91,6%	30,9%
Total	1.380,0	100,0%	470,2	100,0%	909,8	100,0%	36,4%	13,7%	52,1%

This significant improvement is mainly attributable to PUMA's extraordinary development in the USA where US$-sales increased by 69.6% in Q4, and by 61%, to US$ 179.3 million, in FY2002. Footwear sales rose by 48.1%, Apparel by 101.0% and Accessories by 55.5%. Despite the difficult economic environment, sales in Latin America improved by 7.2% to €18.5 million.

Positive development in Asia and the Pacific Rim

In the Asia/Pacific Rim region sales amounted to €12.6 million in Q4 and €47.4 million in 2002 respectively, an increase of 5%. Australia, New Zealand and the Pacific Islands, which are served by subsidiaries, contributed to the region's sales. Footwear increased by 7.6%, Apparel by 1.3% and Accessories by 6.8%.

The other Asian markets such as Japan, Korea and South-East Asia solely comprise license markets for PUMA. Licensed sales in this region grew by 13.2% to €361.5 million.

Strong sales growth in Africa and the Middle East

Consolidated sales in the Africa/Middle East region improved by 77% to €19.2 million compared to €10.9 million in the previous year. In particular, PUMA's new subsidiary in South Africa showed better than expected results for 2002.



Sales by Region (€ million)
Europe
Americas
A/P
A/M.E.
2002
2001
0
100
200
300
400
500
600

Future Orders

Strong order backlog confirms further growth

PUMA's order backlog increased from €360.1 million to a new record level of € 531.1 million, thereby 47.5% higher than in the previous year. The majority of the orders include deliveries for the first and second quarter of 2003. Currency-adjusted, orders increased by 49.5%.

Footwear, the largest product category, saw continued strong growth. Footwear orders rose significantly by 48.4% to €392.7 million. Apparel also saw a strong increase in orders; the order volume picked up by 55.1% to €120.7 million. This marks the Apparel segment's highest growth rate to date. Orders for Accessories amounted to €17.6 million and remained at last year's level. On a regional basis, the order situation is as follows: Europe increased by 50.7% to €390.3 million, America by 48% to €110.9 million, Asia/Pacific Rim by 1.3% to €17 million and Africa/Middle East by 37.8% to €13 million.



Orders (€ million)
Footwear
Apparel
Acc.
2002
2001
0
100
200
300
400

Outlook

Sales increase of more than 20 percent expected

Given the impressive growth in 2002, from the present perspective, management anticipates currency-adjusted sales increase of more than 20% for 2003. If achieved, this would represent a sales growth of over 20% in the fifth consecutive year.

The gross profit margin is expected to range between 43% and 44%. Selling, general and administrative expenses are expected to develop in line with sales or at a slightly lower rate. Income from royalty and commission should see single-digit growth. This would result in an increase in pretax profits in line with the expected sales growth. The tax rate is expected to range between 32% and 35%.

Jochen Zeitz, Chairman and CEO, said: "2002 was a milestone year for our brand and company and we are off to a great start in 2003. We are optimistic, that a further strong increase in sales and earnings for 2003 should be achieved. This should enable PUMA to gain further market share and expand its market position as a desirable sportlifestyle brand."

Financial Calendar

- Shareholders' meeting on April 16, 2003 in Herzogenaurach
- Financial results for Q1 2003 on April 23, 2003
- Financial results for Q2 in calendar week 31 of 2003

PUMA's earnings releases and other financial information are available on the Internet at "puma.com".

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

###

PUMA® is the global athletic brand that successfully fuses influences from sport, lifestyle and fashion. PUMA's unique industry perspective delivers the unexpected in sportlifestyle footwear, apparel and accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries. For further information please visit www.puma.com.

Income Statements PUMA Group	Q4/2002 € Mio.	Q4/2001 € Mio.	Deviation	1-12/2002 € Mio.	1-12/2001 € Mio.	Deviation
Net sales	**179,1**	**122,3**	46,5%	**909,8**	**598,1**	52,1%
Cost of sales	-99,8	-68,3	46,2%	-512,9	-347,5	47,6%
Gross Profit	**79,3**	**54,0**	46,9%	**396,9**	**250,6**	58,4%
- in % of net sales	44,3%	44,2%		43,6%	41,9%	
Royalty and commission income	14,1	11,7	20,3%	44,9	37,2	20,5%
	93,4	65,7	42,1%	441,8	287,9	53,5%
Selling, general and administrative expenses	-71,7	-52,3	37,1%	-304,3	-220,5	38,0%
EBITDA	**21,7**	**13,4**	62,0%	**137,5**	**67,4**	104,0%
Depreciation and amortisation	-3,5	-2,8	24,4%	-12,5	-8,4	49,5%
EBIT	**18,1**	**10,5**	72,1%	**125,0**	**59,0**	111,8%
- in % of net sales	10,1%	8,6%		13,7%	9,9%	
Financial expenses	0,5	-0,1	-528,8%	-0,6	-1,6	-62,2%
EBT	**18,6**	**10,4**	78,5%	**124,4**	**57,4**	116,6%
- in % of net sales	10,4%	8,5%		13,7%	9,6%	
Income taxes	-5,9	0,6		-39,8	-17,3	130,1%
- Tax ratio	31,7%	-5,5%		32,0%	30,1%	
Minorities	-0,2	-0,5		0,2	-0,5	
Net earnings after minorities	**12,5**	**10,6**	18,9%	**84,9**	**39,7**	113,8%
Net earnings per share (€)	**0,78**	**0,69**	13,8%	**5,44**	**2,58**	110,8%
Net earnings per share (€) - diluted	**0,76**	**0,69**	10,9%	**5,34**	**2,58**	106,9%
Weighted average shares outstanding				15,611	15,392	
Weighted average shares outstanding - diluted				15,908	15,392	

Primary segment data	**Sales**		**Gross Profit**	
	1-12/2002	**1-12/2001**	**1-12/2002**	**1-12/2001**
	by head office location of customer			
Breakdown by Regions	**€ Mio.**	**€ Mio.**	**%**	**%**
Europe	**634,5**	**399,8**	**44,5%**	**43,3%**
America	**208,7**	**142,2**	**44,4%**	**41,6%**
Asia/Pacific Rim	**47,4**	**45,3**	**37,5%**	**35,0%**
Africa/Middle East	**19,2**	**10,9**	**22,2%**	**24,5%**
	909,8	**598,1**	**43,6%**	**41,9%**

	Sales		**Gross profit**	
	1-12/2002	**1-12/2001**	**1-12/2002**	**1-12/2001**
Breakdown by Product Segments	**€ Mio.**	**€ Mio.**	**%**	**%**
Footwear	**613,0**	**384,1**	**44,3%**	**42,2%**
Apparel	**238,4**	**169,5**	**41,7%**	**41,2%**
Accessories	**58,3**	**44,5**	**44,8%**	**41,7%**
	909,8	**598,1**	**43,6%**	**41,9%**

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Balance Sheet as of June 30	2002 € Mio.	2001 € Mio.	Deviation
ASSETS			
Cash and cash equivalents	113,6	35,3	221,7%
Inventories	167,9	144,5	16,2%
Receivables and other current assets	143,9	126,8	13,5%
Total current assets	**425,4**	**306,7**	38,7%
Deferred Income Taxes	**23,8**	**17,0**	39,7%
Property and equipment, net	**56,8**	**50,0**	13,6%
Goodwill and other long-term assets	**19,8**	**21,7**	-8,7%
	525,8	**395,4**	33,0%
LIABILITIES AND SHAREHOLDER'S EQUITY			
Short-term bank borrowings	19,3	43,1	-55,3%
Accounts payable	117,9	88,6	33,0%
Other current liabilities	47,2	28,0	68,7%
Total liabilities	**184,4**	**159,7**	15,4%
Pension accruals	**17,9**	**17,4**	2,9%
Tax accruals	**25,8**	**2,5**	931,9%
Other accruals	**45,1**	**37,1**	21,6%
Long-term liabilities interest bearing	**0,1**	**1,1**	-94,7%
Minority interest	**0,4**	**0,8**	-49,9%
Total Shareholders' equity	**252,2**	**176,7**	42,7%
	525,8	**395,4**	33,0%

Cash Flow Statement PUMA Group	1-12/2002 € Mio.	1-12/2001 € Mio.	Deviation
Earnings before taxes on income	**124,4**	**57,4**	116,6%
Non cash effected expenses and income	**10,7**	**12,2**	-12,8%
Cash Flow - Gross	**135,1**	**69,7**	93,9%
Change in Working Capital	**6,4**	**-25,7**	-124,9%
Interests, taxes and other payments	**-22,4**	**-0,2**	
Cash Flow from operating activities	**119,1**	**43,7**	172,3%
Cash Flow from investing activities	**-19,0**	**-40,8**	**53,3%**
Free Cash Flow	**100,1**	**3,0**	
Cash Flow from financing activities	**-18,2**	**-11,0**	**-65,9%**
Effect on exchange rates on cash	-3,6	0,4	
Change in cash and cash equivalents	**78,3**	**-7,6**	
Cash and cash equivalents at beginning of financial year	35,3	42,9	-17,6%
Cash and cash equivalents end of the period	**113,6**	**35,3**	**221,7%**

Selected Key Figures	2002	2001	Deviation
World-wide sales (€ Mio.)	1.380,0	1.011,7	36,4%
Equity ratio	48,0%	44,7%	
Working capital (€ Mio.)	114,0	110,3	3,3%
Order backlog (€ Mio.)	531,1	360,1	47,5%
Investments in tangible and intangible assets (€ Mio.)	22,5	24,8	-9,2%
Headcount (December 31)	2.387	2.012	18,6%